January 5, 2007
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Matrixx Initiatives, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 File No. 1-31404
Dear Mr. Rosenberg,
Thank you for your comment letter dated December 21, 2006. Set forth below is the response of Matrixx Initiatives, Inc. (the “Company”) to your comments relating to its Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”). For ease of reference each of the comments from your letter have been included below with our response following.
Form 10-K for the year ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary, page 21
1. Although you identify the use of net income excluding the impact of the settlement charge, reserve and tax credits as a non-GAAP performance measure, you do not appear to comply with the requirements of Item 10(e) of Regulation S-K. Given your continuing litigation issues, it appears reasonably likely that you will incur similar charges within the next two years thereby prohibiting the non-GAAP performance measure under Item 10(e)(1)(ii)(B). Therefore, please represent to us that you will remove this non-GAAP performance measure from your 2006 Form 10-K or substantiate why your presentation provides relevant and useful information to your investors as required by Item 10(e)(1)(i)(C) of Regulation S-K and tell us how these measures comply with the guidance referred to above.
Company’s Response:

We had continuing litigation issues that were unresolved as of December 31, 2005 and recorded a charge that included an estimate to provide for expected future settlements. Based on our current knowledge and recent favorable developments in our remaining litigation, we continue to believe, as we did at the time of filing the Form 10-K, that our current reserve will be sufficient to provide for any remaining settlements and do not anticipate that future charges for settlements are likely to occur. Therefore, we believe the prohibition set forth in Item 10(e)(1)(ii)(B) is not applicable. With respect to Item 10(e)(1)(i)(C), we believe our presentation provides relevant and useful information to investors because it presents results that are comparable among periods. As indicated on page 21, we stated “we believe income and earnings excluding the settlement, reserve, and tax credits that were recognized in the fourth quarter of 2005 provide investors with a useful indicator of our results that is comparable among periods because it excludes the effects of unusual items that may occur on an irregular basis.” Thus, investors can see the results of continuing operations as compared to prior periods and develop appropriate expectations for future periods.
Results of Operations For The Year Ended December 31, 2005 Compared To The Year Ended December 31, 2004, page 25
2. Please provide us in a disclosure-type format a revised net sales discussion that quantifies your fluctuations in revenue resulting from changes in price as opposed to changes in volume as required by Item 303(a)(3)(iii) of Regulation S-K.
Company’s Response:
Our prices were essentially flat from December 31, 2004 to December 31, 2005 and, therefore, our fluctuation in revenue resulting from changes in price was immaterial. We will revise our future filings to include revenue fluctuations from changes in price, or state that such fluctuations are immaterial. In periods where the fluctuation in revenue due to change in price is immaterial, we will include a statement similar to the following: “The overall change in revenues compared to the prior period was not materially impacted by changes in the prices of our products.”
Exhibits 31: Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
3. Please represent to us that you will modify your future certifications to remove your officers’ titles from the first line of the certifications as required by Item 601(b)(31) of Regulation S-K.
Company’s Response:
We will modify our future certifications to remove our officers’ titles from the first line of the certifications as required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the quarter ended September 30, 2006
Note 2: Stock-Based Compensation, page 6
4. It is unclear why you present unearned compensation as a contra equity account on your balance sheet when paragraphs 39-45 and 74 of SFAS 123R have effectively eliminated the use of this account. Please provide us, in a disclosure-type format, revised disclosure that either removes your unearned compensation and provides the disclosures required by paragraph A240h of SFAS 123R or explains why your accounting is appropriate.
Company’s Response:
Our presentation of unearned compensation as a contra equity account is consistent with our treatment in previous periods. However, after reviewing paragraphs 39-45 and 74 of SFAS 123R, we agree that the presentation of unearned compensation as a contra equity account is no longer correct. We will present our future filings to remove the presentation of unearned compensation as contra equity and provide disclosure of compensation cost related to non-vested awards not yet recognized and the weighted-average period over which it is expected to be recognized as required by paragraph A240(h) of SFAS 123R.
In future filings, we expect the format of our disclosure will be as follows:

Restricted Stock Awards	Shares	Fair Value
Outstanding at June 30, XXXX	XX,XXX	$XX.XX
Granted	X,XXX	$XX.XX
Vested	X,XXX	$XX.XX
Forfeited / Canceled	X,XXX	$XX.XX

Outstanding at September 30, XXXX	XX,XXX	$XX.XX

As of September 30, XXXX, the Company had approximately $XXX,XXX of unrecognized compensation expense related to non-vested restricted stock awards that is expected to be recognized over a weighted-average period of XX months.
In connection with this response, we acknowledge the following:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.
Please contact me at (602) 385-8859 if you have any questions regarding these responses.
Regards,
/s/ William J. Hemelt
William J. Hemelt
Chief Financial Officer
Matrixx Initiatives, Inc.

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